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Exhibit (e)(1)

Excerpts from the Company's Proxy Statement dated April 16, 2001 for the Annual Meeting of Stockholders held on May 16, 2001

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Sokol is Chairman of the Board of Directors of the Company. Mr. McArthur is Senior Vice President, General Counsel and Secretary. Messrs. Jaros and Scott have not been employees of the Company or otherwise participated in activities constituting compensation committee interlocks or insider participation requiring disclosure under this caption.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Company's executive compensation is determined by the Compensation Committee of the Board. The Compensation Committee usually meets from time to time during the year as may be required and at least once a year in December, at which time salaries with respect to the next fiscal year, and bonuses with respect to the nearly completed year are determined, as well as making recommendations to the Stock Option Committee for stock option or, if applicable, restricted stock grants as long-term incentive compensation and making other determinations or recommendations with respect to employee benefit plans and related matters.

    The Compensation Committee believes that compensation of the Company's key executives should be sufficient to attract and retain highly qualified and productive personnel and also to provide meaningful incentives for enhanced productivity and superior performance. It is the policy of the Company that the three primary components of the Company's total compensation package (salary, bonuses and grants of stock options or, if applicable, restricted stock) will be considered in the aggregate in determining the amount of any one component. The Company seeks to reward achievement of long and short-term individual performance goals, viewed in the context of both individual realty company and overall Company performance. The Compensation Committee's criteria for assessing executive performance in any year is inherently subjective and not subject to specific enumeration of factors, relative weighting or formulae calculations. The Company did not specifically use any companies in the same industry as a basis for comparison when establishing executive compensation.

    During 2000, the Company's executive compensation generally included a base salary and cash bonuses, both dependent on subjective evaluations of performance as noted above. The cash bonus compensation of executives is designed to compensate executives for the Compensation Committee's assessment of superior performance and meritorious and diligent individual efforts, and such assessments usually relate to individual and unique goals and, in part, also recognize the individual executive's level of commitment (demonstrated by subjective factors) to the Company's long-term success. The long-term incentive option grants, when awarded, are recommended by the Compensation Committee and implemented by the Stock Option Committee are intended to align the interests of employees and Stockholders and thereby to motivate executives as equity owners to contribute at superior levels in the future and to allow them to share in increased value developed for Stockholders generally.

    The Company's President and Chief Executive Officer has an existing employment agreement with the Company which has a term of five years (ending May 2003 unless extended). Mr. Peltier's employment agreement provides for a base salary of $364,000 per annum. He is also eligible to receive a target award of 30% of base salary, with a maximum award equal to 45% of base salary for each of the fiscal years during which he is employed. In the event of a termination without cause the employment agreement also provides for the payment of three years base salary and target awards equal to the average annual target awards made to him prior to the termination.

    At its December 4, 2000 meeting, the Compensation Committee awarded Mr. Peltier a cash bonus of $200,000 in order to reflect Mr. Peltier's superior performance and significant accomplishments during the year. In addition, the Compensation Committee authorized salary increases, cash bonuses and, if applicable, recommendations for stock option grants to other executives commensurate with the Compensation Committee's subjective assessment of their respective relative individual performance. In reviewing Mr. Peltier's compensation, the Compensation Committee subjectively considered Mr. Peltier's significant contribution to the management of the Company during the year, including: successfully integrating the acquisitions of the Long Realty, Paul Semonin Realtors and Champion Realty companies and the rolling out of E-commerce services including, The Hook Up(TM), The Fix Up(TM) and The Store(TM) in 2000. Mr. Peltier contributed very significantly to these achievements and the Company's current success, and the Compensation Committee believes his overall compensation was wholly justified. Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1 million paid to the chief executive or any of the four other most highly compensated executive officers. However, certain compensation meeting a tax law definition of "performance-based" is generally exempt from this deduction limit. The Company does not currently intend to qualify cash compensation paid to executive officers for deductibility under Section 162(m). Further, in general, the Company does not currently have a policy that requires or encourages the Committee to qualify other types of compensation awarded to executive officers for deductibility under Section 162(m). However, the Company has included provisions in the Employee Stock Option Plan designed to enable option grants made to executive officers affected by Section 162(m) to qualify as "performance-based" compensation if the Committee determines that it is appropriate to make such qualifying grants.

COMPENSATION COMMITTEE

David L. Sokol
Steven A. McArthur
Richard R. Jaros
W. David Scott

SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation paid to the Company's Chief Executive Officer and the four additional most highly compensated executive officers who were employed as of the last day in 2000 for services provided to the Company and its subsidiaries during the periods indicated.

Name and Principal Positions (1)	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(2)
Ronald J. Peltier President and Chief Executive Officer of the Company(3)	2000 1999 1998	350,000 341,450 325,000	200,000 200,000 175,000	140,796 139,569 134,766
R. Michael Knapp President and Chief Executive Officer of Iowa Realty	2000 1999 1998	235,175 229,300 225,000	200,000 200,000 200,250	180,460 169,708 164,705
Arne M. Rovick Vice Chairman and General Counsel of Edina Realty	2000 1999 1998	255,750 254,800 250,000	100,000 100,000 114,250	145,896 140,381 134,766
Joseph J. Valenti President and Chief Executive Officer of CBSHOME	2000 1999 1998	179,025 178,350 65,625	122,750 144,900 115,625	5,250 5,000 5,000
Jack W. Frost President and Chief Executive Officer of J.C. Nichols	2000 1999 1998	255,750 255,750 83,325	-0- 100,000 100,000	-0- 4,969 2,457

(1)
Each of the executive officers listed earned their 1998 compensation in their capacities as executive officers of subsidiaries of MidAmerican Realty Services Company, the predecessor to HomeServices. Amounts shown for Messrs. Valenti and Frost represent compensation earned from company acquisition dates of August 18, 1998 and September 1, 1998, respectively.

(2)
Amounts for 2000 consist of (a) Company contributions to defined contribution plans of $12,297 for Mr. Knapp, $5,100 for Mr. Rovick and $5,250 for Mr. Valenti; and (b) long-term compensation earned in the form of a $140,796 credit towards payment of a promissory note for each of Messrs. Peltier, Knapp and Rovick, respectively. In addition, the amount for Mr. Knapp includes contributions of $27,367 in excess of qualified limits to a defined contribution plan.

(3)
Mr. Peltier's compensation prior to May 31, 1999 was earned in his capacity as Chairman, President and Chief Executive Officer of Edina Realty.

COMPENSATION OF DIRECTORS

    In 2000, directors who are not employees of the Company were paid an annual retainer fee of $10,000 and a fee of $500 per day for attendance at Board and Committee meetings. Directors who are employees of the Company did not receive such fees.

    Each director of HomeServices has received, as compensation for agreeing to serve as a director, fully vested options to purchase 50,000 shares of Common Stock at an exercise price equal to $5.89, which was the book value of the Common Stock on June 30, 1999, after giving effect to the issuance of approximately 677.87 shares of HomeServices' Common Stock in exchange for each share of Common Stock of MidAmerican Realty Services Company, which merger occurred in October 1999.

TERMINATION OF EMPLOYMENT ARRANGEMENTS

    If the employment of Messrs. Peltier, Knapp, Rovick, Valenti or Frost is terminated by the Company for reasons other than good cause or if any of them should resign for good reason, then they will be entitled to receive until the third anniversary of the termination date (1) their base salary in effect as of the termination date at the Company's normal payroll intervals and (2) target awards equal to the average target awards made to them under their respective employment agreements prior to their termination. If such persons were terminated without cause, Messrs. Peltier, Knapp, Rovick, Valenti and Frost would currently be entitled to be paid approximately $1.7 million, $1.3 million, $1.1 million, $1.0 million, and $1.0 million, respectively, pursuant to their employment agreements, without giving effect to any tax related provisions.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

    HomeServices has certain leases with its directors or executive officers or their affiliated entities. HomeServices believes that the terms of such leases are no less favorable than the terms that could be obtained from non-affiliated parties, though there can be no assurance that this in fact is the case.

    Pursuant to a registration rights agreement, HomeServices is obligated to grant to MidAmerican Holdings certain "demand" and "piggyback" registration rights for the registration under the Securities Act of 1933 of the shares of Common Stock MidAmerican Holdings owns as described below. Under the registration rights agreement, upon MidAmerican Holdings' request, HomeServices is required to use its best efforts to register the shares.

    MidAmerican Holdings is entitled to request two demand registrations per year of all or any portion of its Common Stock for so long as it owns at least 5.0% of the Common Stock of HomeServices. In addition, for so long as MidAmerican Holdings owns at least 5.0% of the Common Stock of HomeServices, MidAmerican Holdings may request HomeServices to use its reasonable efforts to register shares of Common Stock held by it in other registrations initiated by HomeServices on its own behalf or on behalf of any other stockholder of HomeServices. All reasonable out-of-pocket costs and expenses, other than underwriting discounts and commissions, of any registration under the registration rights agreement will be paid by HomeServices. The registration rights agreement also contains customary provisions with respect to registration procedures, underwritten offers and indemnification and contribution rights in connection with the registration of Common Stock on behalf of MidAmerican Holdings.

    HomeServices and MidAmerican Holdings have entered into a services agreement under which MidAmerican Holdings provides management, advisory, legal, treasury, employee benefit plan and insurance administration and other services to HomeServices. In consideration for these services, HomeServices is required to pay MidAmerican Holdings a monthly fee of $50,000, plus an amount for the reimbursement for all reasonable employee and out-of-pocket costs and expenses incurred by MidAmerican Holdings in connection with providing these services. Out-of-pocket costs and expenses reimbursable to MidAmerican Holdings do not include any mark-up or profit factor for MidAmerican Holdings but do include all indirect costs and an appropriate allocation for overhead costs associated with performing these services. The services agreement terminates on the earlier to occur of (a) the date HomeServices and MidAmerican Holdings mutually agree to terminate the agreement and (b) the 180th day after MidAmerican Holdings notifies HomeServices that it no longer owns at least 5% of the HomeServices Common Stock.

    HomeServices has entered into a tax indemnity agreement with MidAmerican Holdings that reflects each party's rights and obligations with respect to payments and refunds of taxes attributable to periods beginning prior to and including the date of completion of HomeServices initial public offering in October 1999. The tax indemnity agreement provides for payments between the two companies for certain tax adjustments made after the offering. HomeServices is required to pay MidAmerican Holdings the amount of taxes attributable to the business and operations of HomeServices and its subsidiaries for any taxable year or period ending on or before the closing of the offering, and MidAmerican Holdings is required to pay HomeServices the amount of tax benefits, including refunds, attributable to the business and operations of HomeServices and its subsidiaries for any taxable year or period ending on or before the closing of the offering, and MidAmerican Holdings is required to pay HomeServices the amount of tax benefits, including refunds, attributable to the business and operations of HomeServices and its subsidiaries for any taxable year or period ending on or before the closing of the offering. For purposes of calculating the payments required to be made, the indemnity agreement requires MidAmerican Holdings to compute its tax liability as if MidAmerican Holdings and HomeServices were two separate tax group filers and as if they were both one consolidated tax group. If MidAmerican Holdings' tax liability as one consolidated group was greater than its tax liability if it were to file separately from HomeServices, then HomeServices would be required under the tax indemnity agreement to pay the difference to MidAmerican Holdings. If, however, its tax liability as one consolidated group was less than its tax liability if it were to file separately from HomeServices, then MidAmerican Holdings would be required to pay the difference to HomeServices. HomeServices is unable to estimate at this time the amount of tax liability that it may be required to pay to MidAmerican Holdings or the amount of tax benefit that it may be entitled to receive from MidAmerican Holdings under the actual terms of the tax indemnity agreement.

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Excerpts from the Company's Proxy Statement dated April 16, 2001 for the Annual Meeting of Stockholders held on May 16, 2001
CERTAIN TRANSACTIONS AND RELATIONSHIPS